UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under The Securities Exchange Act of 1934
(Amendment No. 4)

DHT Holdings, Inc.
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

Y2065G121
(CUSIP Number)

Frontline Ltd.
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road,
Hamilton HM 08
Bermuda
Attn: Georgina E. Sousa
+1 (441) 295 6935

with a copy to:

Gary J. Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 14, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

______________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	Y2065G121

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Frontline Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,773,053

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,773,053

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,773,053

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2065G121

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GHL World Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,366,785

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,366,785

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,366,785

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2065G121

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hemen Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*5,773,053

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*5,773,053

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*5,773,053

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%

14.	TYPE OF REPORTING PERSON

CO

* Hemen Holding Limited beneficially owns approximately 48.4% of the issued and outstanding shares of Frontline Ltd. and may be deemed to beneficially own the Common Shares that Frontline Ltd. beneficially owns.

CUSIP No.	Y2065G121

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Greenwich Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*8,139,838

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*8,139,838

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*8,139,838

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%

14.	TYPE OF REPORTING PERSON

CO

* Greenwich Holdings Limited is the sole shareholder of Hemen Holding Limited and GHL World Ltd. As such, it may be deemed to beneficially own any Common Shares beneficially owned by Hemen Holding Limited and GHL World Ltd.

CUSIP No.	Y2065G121

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

C.K. Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*8,139,838

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*8,139,838

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*8,139,838

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%

14.	TYPE OF REPORTING PERSON

CO

* C.K. Limited is the trustee of various trusts established by John Fredriksen for the benefit of his immediate family members (the "Trusts"). The Trusts are the sole shareholders of Greenwich Holdings Limited and the indirect owners of Hemen Holding Limited and GHL World Ltd. As such, C.K. Limited may be deemed to beneficially own any Common Shares beneficially owned by Greenwich Holdings Limited, Hemen Holding Limited and GHL World Ltd.

CUSIP No.	Y2065G121

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Fredriksen*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*8,139,838

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*8,139,838

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*8,139,838

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%

14.	TYPE OF REPORTING PERSON

IN

* Mr. Fredriksen may be deemed to beneficially own 8,139,838 Common Shares through his indirect influence over Hemen Holding Limited, GHL World Ltd, and Greenwich Holdings Limited. The Trusts are the sole shareholders of Greenwich Holdings Limited and the indirect owners of Hemen Holding Limited and GHL World Ltd. The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of any Common Shares beneficially owned by Hemen Holding Limited, GHL World Ltd and Greenwich Holdings Limited except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the Common Shares beneficially owned by Hemen Holding Limited, GHL World Ltd and Greenwich Holdings Limited.

CUSIP No.	Y2065G121

This Amendment No. 4 ("Amendment No. 4") amends the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by the Reporting Persons (defined below) on January 30, 2017 (the "Original Schedule 13D"), as amended by that certain Amendment No. 1 on Schedule 13D/A filed with the SEC on March 27, 2017, Amendment No. 2 on Schedule 13D/A on May 18, 2017, and Amendment No. 3 on Schedule 13D/A on June 27, 2017.
Item 1. Security and Issuer
This Amendment No. 4 relates to the common shares, par value $0.01 per share (the "Common Shares") of DHT Holdings, Inc., a company incorporated in the Republic of the Marshall Islands (the "Issuer"). The address of the principal executive office of the Issuer is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.
Item 2. Identity and Background
(a),(f)
The persons filing this statement are Frontline Ltd., a company incorporated in Bermuda ("Frontline"), GHL World Ltd, a company incorporated in Cyprus ("GHL"), Hemen Holding Limited, a company incorporated in Cyprus ("Hemen"), Greenwich Holdings Limited, a company incorporated in Cyprus ("Greenwich"), C.K. Limited, a company incorporated in Jersey ("C.K. Limited"), and John Fredriksen, a citizen of Cyprus ("Fredriksen," and, together with Frontline, GHL, Hemen, Greenwich, and C.K. Limited, the "Reporting Persons").

(b)	The address of the principal place of business of Frontline is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

The address of the principal place of business of GHL, Hemen and Greenwich is P.O. Box 53562, CY3399, Limassol, Cyprus.

The address of the principal place of business of C.K. Limited is 13 Castle Street, St. Helier, Jersey JE4 5UT.

The address of Mr. Fredriksen is c/o Seatankers Consultancy Services (UK) Limited, 15 Sloane Square, London SW1W 8ER, United Kingdom.

(c)
The principal business of Frontline is acting as an international shipping company. The principal business of GHL, Hemen and Greenwich is acting as investment holding companies. Hemen is the largest shareholder in Frontline, beneficially owning approximately 48.4% of Frontline's issued and outstanding shares. Greenwich is the sole shareholder of Hemen and GHL. The principal business of C.K. Limited is acting as trustees of various trusts established by John Fredriksen for the benefit of his immediate family members (the "Trusts"). The Trusts are the sole shareholders of Greenwich and indirect owners of Hemen and GHL. As a result of the foregoing, the total Common Shares reported as beneficially owned by each of Frontline, GHL, Hemen, Greenwich and C.K. Limited is reported as beneficially owned by Mr. Fredriksen.

The name, citizenship, present principal occupation or employment and business address of each executive officer and director of Frontline is set forth below. If no business address is given, the director's or executive officer's address is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

John Fredriksen	Chairman, President & Director
Mr. Fredriksen is a citizen of Cyprus and his principal business address is c/o Seatankers Consultancy Services (UK) Limited, 15 Sloane Square, London SW1W 8ER, UK. Mr. Fredriksen is also the president, director and chairman of the board of directors of Seadrill Limited and is a member of the board of directors of Golden Ocean Group Limited.

Kate Blankenship	Director
Ms. Blankenship is a citizen of the United Kingdom. Ms. Blankenship also serves as a director of Seadrill Limited, Seadrill Partners LLC, Golden Ocean Group Limited, Archer Limited, Ship Finance International Limited, Independent Tankers Corporation Limited and North Atlantic Drilling Ltd.

Georgina E. Sousa	Director & Secretary
Ms. Sousa is a citizen of the United Kingdom. Ms. Sousa is also a director and secretary of Seadrill Limited and Independent Tankers Corporation Limited, and is the secretary of Golden Ocean Group Limited, Seadrill Partners LLC, North Atlantic Drilling Ltd. and Archer Limited.

Ola Lorentzon	Director	Mr. Lorentzon is a citizen of Sweden. Mr. Lorentzon is also the chairman of the board of directors of Golden Ocean Group Limited.

Robert Hvide Macleod	Director and Principal Executive Officer	Mr. Macleod is a citizen of Norway. Mr. Macleod is also the chief executive officer of Frontline Management AS.

Inger M. Klemp	Principal Financial Officer and Principal Accounting Officer	Ms. Klemp is a citizen of Norway. Ms. Klemp is also the chief financial officer of Frontline Management AS and a director of Independent Tankers Corporation Limited.

Claire M.E. Burnard	Assistant Secretary	Ms. Burnard is a citizen of the British Overseas Territories. Ms. Burnard's principal occupation is serving as Assistant Secretary of Frontline.

Colleen E. Simmons	Assistant Secretary	Ms. Simmons is a citizen of the British Overseas Territories. Ms. Simmons' principal occupation is serving as Assistant Secretary of Frontline.

The name, citizenship, present principal occupation or employment and the business address of GHL directors is set forth below. GHL does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Spyros Episkopou	Director
Mr. Episkopou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Eirini Santhi Theocharous	Director
Ms. Theocharous' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Ms. Theocharous is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias' principal business address is Georgiou Drosini 6, Potamos Germasogeias, CY4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

The name, citizenship, present principal occupation or employment and the business address of Hemen's directors is set forth below. Hemen does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Spyros Episkopou	Director
Mr. Episkopou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias' principal business address is Georgiou Drosini 6, Potamos Germasogeias, CY4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

Eirini Santhi Theocharous	Director
Ms. Theocharous' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Ms. Theocharous is a citizen of Cyprus.

The name, citizenship, present principal occupation or employment and the business address of Greenwich's directors is set forth below. Greenwich does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Christophis Koufaris	Director	Mr. Koufaris' principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.

Spyros Episkopou	Director
Mr. Episkopou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Eirini Santhi Theocharous	Director
Ms. Theocharous' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Ms. Theocharous is a citizen of Cyprus.

The name, citizenship, present principal occupation or employment and principal business address of C.K. Limited's directors is set forth below. C.K. Limited does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Spyros Episkopou	Director
Mr. Episkopou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Philip James Jackman Le Vesconte	Director	Mr. Le Vesconte's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Le Vesconte is a citizen of Jersey.

Charles Guy Malet de Carteret	Director	Mr. Carteret's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Carteret is a citizen of Jersey.

Simon Paul Alan Brewer	Director	Mr. Brewer's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Brewer is a citizen of Jersey.

(d), (e)
None of the Reporting Persons nor any executive officer or director of the Reporting Persons listed above, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
There are no material changes to Item 3 from the Original Schedule 13D.

Item 4. Purpose of Transaction
There are no material changes to Item 4 from the Schedule 13D/A filed with the SEC on June 27, 2017.

Item 5. Interest in Securities of the Issuer
(a)-(c)
As of the date hereof, Frontline may be deemed to be the beneficial owner of 5,773,053 Common Shares, constituting 4.1% of the outstanding Common Shares, based upon 142,347,298 Common Shares outstanding as of June 30, 2017 as indicated in the Issuer's Form F-3 Registration Statement filed with the SEC on June 30, 2017. Frontline has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 5,773,053 Common Shares. Frontline has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 5,773,053 Common Shares.

As of the date hereof, GHL may be deemed to be the beneficial owner of 2,366,785 Common Shares, constituting 1.7% of the Common Shares based upon 142,347,298 Common Shares outstanding as of June 30, 2017 as indicated in the Issuer's Form F-3 Registration Statement filed with the SEC on June 30, 2017. GHL has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 2,366,785 Common Shares. GHL has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 2,366,785 Common Shares.

As of the date hereof, Hemen may be deemed to be the beneficial owner of 5,773,053 Common Shares, constituting 4.1% of the Common Shares based upon 142,347,298 Common Shares outstanding as of June 30, 2017 as indicated in the Issuer's Form F-3 Registration Statement filed with the SEC on June 30, 2017. Hemen has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 5,773,053 Common Shares. Hemen has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 5,773,053 Common Shares.

As of the date hereof, Greenwich, through Hemen and GHL (as described in Item 2(c) above), may be deemed to be the beneficial owner of 8,139,838 Common Shares, constituting 5.7% of the Common Shares based upon 142,347,298 Common Shares outstanding as of June 30, 2017 as indicated in the Issuer's Form F-3 Registration Statement filed with the SEC on June 30, 2017. Greenwich has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 8,139,838 Common Shares. Greenwich has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 8,139,838 Common Shares.

As of the date hereof, C.K. Limited, through Greenwich (as described in Item 2(c) above), may be deemed to be the beneficial owner of 8,139,838 Common Shares, constituting 5.7% of the Common Shares based upon 142,347,298 Common Shares outstanding as of June 30, 2017 as indicated in the Issuer's Form F-3 Registration Statement filed with the SEC on June 30, 2017. C.K. Limited has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 8,139,838 Common Shares. C.K. Limited has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 8,139,838 Common Shares.

As of the date hereof, Mr. Fredriksen may be deemed to beneficially own 8,139,838 Common Shares through his indirect influence over Hemen, GHL, and Greenwich, the shares of which are held in the Trusts, constituting 5.7% of the Common Shares based upon 142,347,298 Common Shares outstanding as of June 30, 2017 as indicated in the Issuer's Form F-3 Registration Statement filed with the SEC on June 30, 2017. The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 8,139,838 Common Shares except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 8,139,838 Common Shares.

Except as described above, no Common Shares are beneficially owned by the persons named in Item 2.

From July 11, 2017 to July 14, 2017, Frontline and GHL sold an aggregate of 390,000 Common Shares in open-market transactions or block trades reported on the New York Stock Exchange. The transaction dates, number of shares sold and average prices per share during that period are set forth on Exhibit B hereto. Except as described herein and in the Schedule 13D/As filed with the SEC on May 18, 2017 and June 27, 2017, there have been no other transactions by the Reporting Persons in the Common Shares during the past 60 days.

(d)
To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)	N/A
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except as described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any other person with respect to the securities of the Issuer.
Item 7. Materials to be Filed as Exhibits
Exhibit A: Joint Filing Agreement
Exhibit B: Information concerning transactions from July 11, 2017 to July 14, 2017

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 17, 2017
(Date)

Frontline Ltd.
By: /s/ Inger M. Klemp
Name: Inger M. Klemp Title: Principal Financial Officer
GHL World Ltd
By: /s/ Eirini Santhi Theocharous
Name: Eirini Santhi Theocharous Title: Director
Hemen Holding Limited
By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
Greenwich Holdings Limited
By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
C.K. Limited
By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
/s/ John Fredriksen*
(Signature)
John Fredriksen* (Name)

* Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A
JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D/A, dated July 17, 2017, relating to the Common Shares, par value $0.01 per share of DHT Holdings, Inc. shall be filed on behalf of the undersigned.

July 17, 2017
(Date)

Frontline Ltd.
By: /s/ Inger M. Klemp
Name: Inger M. Klemp Title: Principal Financial Officer
GHL World Ltd
By: /s/ Eirini Santhi Theocharous
Name: Eirini Santhi Theocharous Title: Director
Hemen Holding Limited
By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
Greenwich Holdings Limited
By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
C.K. Limited
By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
/s/ John Fredriksen
(Signature)
John Fredriksen (Name)

Exhibit B

Frontline

Date	(Shares Sold)	Average Price per Share
07/11/2017	(205,678)	$4.2284
07/14/2017	(70,923)	$4.3648

GHL
Date	(Shares Sold)	Average Price per Share
07/11/2017	(84,322)	$4.2284
07/14/2017	(29,077)	$4.3648